October 3, 2017

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 27, 2017

Form 20-F for Fiscal Year Ended December 31, 2015

Response dated June 9, 2017

File No. 333-12222

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 28, 2017 (the “Comment Letter”), relating to (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”), which was filed with the Commission on April 27, 2017, and (ii) the response of China Mobile Limited (the “Company”), dated June 9, 2017 (the “Response”), to the Commission’s comment letter in respect of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”), which was filed with the Commission on April 26, 2016. The Company expresses its appreciation to the Staff for taking the time to review the Response, and for providing the helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2016 Form 20-F. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Response. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Pacho	-2-

Form 20-F for the Fiscal Year Ended December 31, 2016

Note 7 Proceeds Receivable for the Transfer of Tower Assets, page F-42

SEC Comment No. 1

We acknowledge recent standard-setting discussions in which certain of the issues we raised in our comments to you were addressed. We considered the outcome of those discussions and noted that some but not all of the issues we raised with you were addressed.

Response to Comment No. 1

The comment is acknowledged.

SEC Comment No. 2

Neither IFRS as issued by the IASB nor recent standard-setting discussion appears to contemplate a scenario in which at-market transfers are made on unspecified terms that are not customary to the nature of the transaction. Your fact pattern raises questions about when de-recognition under IAS 16 has occurred, as well as, the measurement of the value exchanged. Please confirm the following, if true:

a)	At the time the ownership of the assets were transferred to China Tower, in October 2015, you agreed to enter into a lease with China Tower to use the assets that were transferred. At the time of that asset transfer, you had not finalized the lease terms nor had you entered into a lease with China Tower. Based on information you provided during our discussions with you in June 2017, you determined that you were able to reliably estimate and account for the lease of the transferred assets because you and China Tower established an understanding of what the lease terms would be when they were finalized.

Response to Comment No. 2(a)

At the time the ownership of the assets were transferred to China Tower, the three Telecom Operators and China Tower discussed and reached a consensus on the pricing mechanism and related key terms governing the determination of leasing fee in the subsequent lease arrangement. Certain mutual understandings were reached at that time including (i) the calculation of leasing fee based on a clear and consistent cost plus method, (ii) the scope of cost items to be marked-up and (iii) inclusion of a co-tenancy discount in determining the leasing fee so that each of the three Telecom Operators could ensure that they would benefit from increased co-tenancy ratio. With the consensus on the overall pricing mechanism for the lease arrangement, the Company was able to control its risk exposures and could reasonably protect its commercial interests in finalizing the subsequent lease arrangement.

Mr. Pacho	-3-

Because of the aforementioned consideration, we confirm we were able to reliably estimate and account for the lease of the transferred assets.

b)	The proceeds you received from China Tower as payment for the assets you transferred to China Tower equaled the fair value of the assets transferred.

Response to Comment No. 2(b)

Because the asset sale transaction was carried out on terms equivalent to those that would prevail in an orderly transaction between market participants, we confirm the proceeds received from China Tower as payment for the assets transferred to China Tower equaled to the fair value of the assets transferred.

c)	The asset sale transaction was carried out on terms equivalent to those that would prevail in an orderly transaction between market participants.

Response to Comment No. 2(c)

We confirm that the asset sale transaction was carried out on terms equivalent to those that would prevail in an orderly transaction between market participants.

d)	The estimated lease terms and the final lease terms are equivalent to those that would prevail in an orderly transaction between market participants.

Response to Comment No. 2(d)

We confirm that the estimated lease terms and the final lease terms are equivalent to those that would prevail in an orderly transaction between market participants.

Should you have any questions or wish to discuss the foregoing, please contact Chun Wei (tel: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com) or Kung-Wei Liu (tel: +852-2826-8685; fax: +852-2522-2280; email: liuk@sullcrom.com) of Sullivan & Cromwell (Hong Kong) LLP, or Gong Chen or Mirian Niu of the Company at +852-3121-8888, with any questions you may have.

Mr. Pacho	-4-

Sincerely,

/s/ WONG Wai Lan, Grace
WONG Wai Lan, Grace
Company Secretary

cc:	Terry French

Charles Eastman

(United States Securities and Exchange Commission)

Gong Chen

Mirian Niu

(China Mobile Limited)

Chun Wei

Kung-Wei Liu

(Sullivan & Cromwell (Hong Kong) LLP)

Elton Yeung

Dora Song

(PricewaterhouseCoopers Zhong Tian LLP)